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File No. 82-5227

September 19, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Amendment to the Forecast of Dividends For the Year Ending March 31, 2004 (the 29th Business Year)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dw 9/29

(Translation)

File No. 82-5227
September 9, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Amendment to the Forecast of Dividends For the Year Ending March 31, 2004 (the 29th Business Year)

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on September 9, 2003, adopted a resolution to amend the forecast of interim and year-end dividends per share for the year ending March 31, 2004, as described below:

Description

1. Amendment to the forecast of dividends:

The Company regards the distribution of profits to the shareholders as an important policy of management. Taking into consideration new investment for business development in the future and internal reserves required therefor comprehensively and in light of its operating results most recently available, the Company intends to amend the forecast of interim and year-end dividends per share for the year ending March 31, 2004, as a token of its appreciation for the shareholders' continuous support, as shown in the following table.

2. Content of the amendment:

(Yen)

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (as publicized on May 8, 2003)	35.00	35.00	70.00
Adjusted forecast	40.00	40.00	80.00
(For reference) Ordinary dividend per share for the previous business year	0.00	70.00	70.00

- END -